Brian F. Faulkner
                          A PROFESSIONAL LAW CORPORATION
27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
           T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                 E: BRIFFAULK@AOL.COM





VIA FACSIMILE AND EDGAR


October 7, 2005


Larry M. Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  World Am, Inc.
     Form 10-KSB for Fiscal Year Ended December 31, 2004
     Form 10-QSB for Fiscal Quarter Ended Marc 31, 2005
     File No. 0-30639

Dear Mr. Spirgel:

     This letter is a follow-up to my telephone conversation of October 6, 2005 with Adam Washecka of your office and is in response to your letter of August 18, 2005 regarding the above-referenced filings of World Am, Inc. The company and its auditor have informed me that a response to this letter, and amended filings as requested, shall be completed not later than Friday, October 14, 2005.

     The company apologizes for this delay and thanks you for your cooperation in this matter. Should you have any questions, please contact me.

                                       Sincerely,




                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  James H. Alexander, World Am, Inc.